The Roxbury Funds

6001 Shady Oak Road, Suite 200

Minnetonka, MN 55343

October 27, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	The Roxbury Funds (the “Trust”)/Post-Effective Amendment No. 8 to Registration Statement on Form N-1A (1933 Act Registration No. 333-133691; 1940 Act Registration No. 811-21897)

Ladies and Gentlemen:

Attached is a memorandum which summarizes the staff’s comments on Post-Effective Amendment No. 8 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) and the Trust’s responses to such comments.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

The Roxbury Funds

By:	/s/Lance P. Simpson
Lance P. Simpson
Chief Compliance Officer & Treasurer

MEMORANDUM

	TO:	Vincent J. Di Stefano, Esquire	CC:	Brian C. Beh
Lance P. Simpson
Megan Edwards

FROM:		Michelle Lombardo

DATE:		October 27, 2011

RE:		The Roxbury Funds (1933 Act Registration No. 333-133691; 1940 Act Registration No. 811-21897) Comments on Registration Statement on Form N-1A

This memorandum summarizes the comments on Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of The Roxbury Funds (the “Registrant” or the “Fund”) which were conveyed by you by telephone and the Registrant’s responses.

1.               Comment:  In the fee table on page 1, delete “Acquired Fund Fees & Expenses” and the accompanying footnote if there were no acquired fund fees.

Response:  Requested change will be made.

2.               Comment:  With respect to the contractual fee waiver disclosure in footnote 1 to the fee table on page 2, please confirm that the Board does not have a current intention to agree to terminate the contractual fee within the next 12 months from the date of the November 1, 2011 prospectus.

Response:  Confirmed.

3.               Comment:  In the principal investment strategies section, the range of the benchmarks should be as of the date the benchmarks were rebalanced and not as a most recent date.

Response:  The investment adviser is unable to obtain the capitalization ranges as of the rebalance date at this time.  However, the investment adviser has revised the information and provided the capitalization ranges close to the rebalance date.  The investment adviser will use its best efforts to obtain the information as of the rebalance date in the next annual update.

4.               Comment:  Under “Principal Investment Strategies” on page 2, explain for what purpose the Fund would use options and future contracts.  If the Fund intends to include the options and futures contracts in the 80% basket, explain that the Fund will do so if the options and futures contracts have a similar economic characteristic as the common stock that the Fund invests in.

Response:  Requested change will be made.  The following language will be added to the prospectus:  The Fund may invest in such instruments for a number of reasons, including for hedging purposes, risk management or other fund management purposes consistent with the Fund’s objective.  These derivative instruments will be counted toward the Fund’s 80% policy discussed above to the extent they have economic characteristics similar to the securities included within that policy.

5.               Comment:  Move the following sentence from “Principal Investment Strategies” on page 2 to Item 9 in the prospectus:  “The 80% policy of the Small-Cap Growth Fund may be changed upon sixty (60) days written notice to shareholders.”

Response: Item 9(a) to Form N-1A requires the following:  “State the Fund’s investment objective and, if applicable, state that those objectives may be changed without shareholder approval.”  This disclosure is located in Registrant’s Item 9 section on page 10 under “Additional Information about the Funds.”  Disclosure on providing shareholders 60 days notice of a change in the 80% policy, pursuant to the Investment Company Names Release No. IC-24828, is not specified in Item 9.  Registrant believes this disclosure should remain in the summary section.

6.               Comment:  Move the sentence regarding foreign securities to Item 9 if its not a principal strategy.

Response:  In review, the investment adviser believes the disclosure regarding foreign securities should remain in the principal strategy section.

7.               Comment:  Under “Principal Risks” on page 3, elaborate further on derivative risks and what the risks are based on how the Fund will invest in derivatives.

Response:  Requested change will be made.  The following will be added to the derivative risk section:  Future contracts and options may not always be successful hedges and using them could lower the Fund’s total return.  Futures contracts and options are also subject to the risk that changes in the value of the investment will not correlate to changes in the value of the underlying security.  The potential loss from the use of futures can exceed the Fund’s initial investment in such contracts.

8.               Comment:  On page 4, please include the bar chart reflected in the edgar filing instead of the numbers without the bar chart.

Response:  Requested change will be made.

9.               Comment:  On page 6, revise footnote one as follows:  Other Expenses are based on estimated amounts for the current fiscal year.

Response:  Requested change will be made.

10.         Comment:  On page 6, confirm the Board has no current intention to terminate the contractual waiver within the next twelve months from the date of the November 1, 2011 prospectus.

Response:  Confirmed.

11.         Comment:  On page 7, under principal strategies, confirm that the following sentence is an exhaustive list of what the Fund may invest in:  “The Fund may invest in convertible preferred stock, convertible bonds, warrants or their equivalents.”

Response:  At this time, the disclosure will be moved to the Statement of Additional Information.

12.         Comment:  On page 7 under principal strategies, please move the disclosure on IPOs and foreign securities to Item 9 if the disclosure is not a principal strategy.

Response:  At this time, the IPO disclosure will be moved to the Statement of Additional Information.  The foreign securities disclosure will remain in the principal strategy section.

13.         Comment:  On page 8, add disclosure in response to Item 4(b)(2), Instruction 1(b).

Response:  Requested change will be made.  The following disclosure will be added:  When available, the performance information will give you some indication of the risks of an investment in the Fund by comparing the Fund’s performance with a broad measure of market performance.

14.         Comment:  On page 11, move the second sentence in the paragraph on derivatives risk from “additional information about principal risk information” to page 10 under “additional information about principal investment strategies.”

Response:  Requested change will be made.

15.         Comment:  Expand on other types of risks associated with derivatives.

Response:  Derivative instruments may be highly volatile.  Investing in derivatives involve special risks including liquidity, operational, counterparty, accounting and tax risks.  The use of derivatives is a highly specialized investment activity.  Derivatives may be illiquid and difficult to price.

16.         Comment:  On page 15 of the Statement of Additional Information (“SAI”), confirm that the answer is none for “other directorships held by the trustees” for the last five years.

Response:  Confirmed.

17.         Comment:  On page 17, expand on the Trustees qualification disclosure.

Response:  Requested change will be made.

If you have any questions or comments about these responses, do not hesitate to contact me at (215) 988-2867.